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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2



                              MEGADATA CORPORATION
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                                (Name of Issuer)

  COMMON STOCK, PAR VALUE $.01 PER SHARE               585145105
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      (Title of class of securities)                (CUSIP number)

           G.S. BECKWITH GILBERT                 DENNIS J. BLOCK, ESQ.
  FIELD POINT CAPITAL MANAGEMENT COMPANY        WEIL, GOTSHAL & MANGES
           104 FIELD POINT ROAD                    767 FIFTH AVENUE
            GREENWICH, CT 06830                NEW YORK, NEW YORK 10153
              (203) 629-8757                        (212) 310-8000
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       (Name, address and telephone number of person authorized to receive notices and communications)


                                 NOT APPLICABLE
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Check the following box if a fee is being paid with the statement [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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

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CUSIP No. 585145105                              13D-PAGE 2
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1            NAME OF REPORTING PERSON:                G.S. Beckwith Gilbert

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                     (B) [_]
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3            SEC USE ONLY

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4            SOURCE OF FUNDS:*                 PF

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e):                              [_]
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6            CITIZENSHIP OR PLACE OF ORGANIZATION:               United States

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  NUMBER OF                7       SOLE VOTING POWER:               776,000 **
   SHARES
                      ----------------------------------------------------------
BENEFICIALLY               8       SHARED VOTING POWER:             70,000 ***
  OWNED BY
                      ----------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER           776,000 **
  REPORTING
                      ----------------------------------------------------------
 PERSON WITH               10      SHARED DISPOSITIVE POWER:        70,000 ***

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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   846,000

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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES:*                                              [_]

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       33.7%


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14           TYPE OF REPORTING PERSON:*                                  IN

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*        SEE INSTRUCTIONS BEFORE FILLING OUT!
**       Of these shares, 156,000 shares are held in Mr. Gilbert's IRA account.
*** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

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CUSIP No. 585145105                         13D-PAGE 3
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 1            NAME OF REPORTING PERSON:                    Gilbert Family Trust

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (A) [X]
                                                                     (B) [_]
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 3            SEC USE ONLY

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 4            SOURCE OF FUNDS:*                 OO

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 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
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 6            CITIZENSHIP OR PLACE OF ORGANIZATION:              Connecticut

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   NUMBER OF                7       SOLE VOTING POWER:                 70,000
    SHARES
                       ---------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER:               - 0 -
   OWNED BY
                       ---------------------------------------------------------
     EACH                   9       SOLE DISPOSITIVE POWER             70,000
   REPORTING
                       ---------------------------------------------------------
  PERSON WITH               10      SHARED DISPOSITIVE POWER:          - 0 -

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 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   70,000

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 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES:*                                            [_]

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 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        2.8%

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 14           TYPE OF REPORTING PERSON:                              OO

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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This is Amendment No. 2 to a statement on Schedule 13D (the "Original Schedule 13D") filed by G.S. Beckwith Gilbert relating to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Megadata Corporation, a New York corporation ("Megadata" or the "Company"), the principal executive offices of which are located at 35 Orville Drive, Bohemia, New York 11716. Capitalized terms used herein have the meaning ascribed to them in the Original Schedule 13D.


Item 3.           Source and Amount of Funds or Other
                  Consideration
                  ------------------------------------

                  On October 30, 1997, Mr. Gilbert purchased 100,000 shares of Common Stock from the Company for a total consideration of $75,000. Mr. Gilbert paid for these shares of Common Stock with his personal funds.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------
                  As of November 11, 1997:

                  (a) (i) Mr. Gilbert beneficially owned 846,000 shares of Common Stock (including 156,000 shares held in Mr. Gilbert's IRA account and 70,000 shares held by the Trust), representing approximately 33.7% of the Company's outstanding shares of Common Stock (based upon 2,311,600 shares of Megadata Common Stock outstanding as reported in Megadata's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997 as adjusted for the issuance of 200,000 shares of Common Stock by the Company on October 30, 1997 pursuant to the exercise in full of the warrant



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to purchase 200,000 shares of Common Stock described in Amendment No. 1 to the
Original Schedule 13D). Mr. Gilbert disclaims beneficial ownership of the shares held by the Trust.

                           (ii) The Trust beneficially owns 70,000 shares of
Common Stock, representing approximately 2.8% of the Company's outstanding shares of Common Stock.

                  (b) Subject to the provisions of the Purchase Agreement described in Item 4 of the Original Schedule 13D, Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 776,000 shares of Common Stock beneficially owned by him and shares with the other Trustees power to vote or to direct the vote and power to dispose or to direct the disposition of the 70,000 shares beneficially owned by the Trust.

                  (c) The Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 1 to the Original Schedule 13D, except that on October 30, 1997, Mr. Gilbert purchased 100,000 shares of Common Stock from the Company at a price of $0.75 per share pursuant to the partial exercise of the warrant to purchase 200,000 shares of Common Stock held by Mr. Gilbert as described in Amendment No. 1 to the Original Schedule 13D and assigned his right to purchase the



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balance of the shares subject to such warrant to two individuals for no consideration.

                  (d)-(e)           Not applicable.




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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 11, 1997                          /s/G.S. Beckwith Gilbert
                                                  ------------------------
                                                     G.S. Beckwith Gilbert





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                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            The Gilbert Family Trust

Dated: November 11, 1997                    By:  /s/G.S. Beckwith Gilbert
                                                -------------------------


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